The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
File No. 333-138755
Subject to Completion
Preliminary Pricing Supplement dated May 20, 2008
PRICING SUPPLEMENT
(To Prospectus Supplement dated November 16, 2006
and Prospectus dated November 16, 2006)
Textron Financial Corporation
MXN       Floating Rate Notes due

     The MXN            aggregate principal amount of floating rate notes due                (the “Notes”) offered by this pricing supplement and the accompanying prospectus supplement and prospectus are an issue of our Medium-Term Notes, Series F, Due Nine Months or More from Date of Issue. The Notes will mature on            and will bear interest for each Interest Period (as defined herein) at a rate equal to the TIIE Rate (as defined herein) plus      % per annum, payable in arrears every 28 days as further described in this pricing supplement. See “Description of the Notes—Payment of Principal and Interest.”
     The Notes will be issued in minimum denominations of MXN 1,000,000 principal amount and integral multiples of MXN 1,000,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of a common depositary for Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”).
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The Notes have not been registered in the Mexican National Securities Registry (Registro Nacional de Valores), and therefore they are not the subject of a public offer in Mexico. Intermediation of the Notes in Mexico is subject to the restrictions of the Mexican securities market law. Any investor of Mexican nationality that purchases these Notes will do so under its own responsibility. The information contained in this pricing supplement and in the accompanying prospectus supplement and prospectus (other than the information relating to our ratings as published by Moody’s, Standard & Poor’s and Fitch) is our exclusive responsibility and has not been reviewed by the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores).
     The Notes are expected to be rated “A-” by Fitch Ratings Ltd., “A-” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. and “A3” by Moody’s Investors Service. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.
     Investing in the Notes involves risks. See the section entitled “Risk Factors” in this pricing supplement.

	Per Note	Total
Public offering price	%	MXN
Underwriting discount	%	MXN
Proceeds to us, before expenses	%	MXN
     In addition to the public offering price, you will have to pay for accrued interest, if any, from and including            , 2008.
     An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange.
     The underwriter expects to deliver the Notes to investors through the book-entry facilities of Euroclear and Clearstream (and their participants, including S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”)) on or about            , 2008.

Sole Lead Manager and Bookrunner
Merrill Lynch & Co.

Pricing Supplement dated            , 2008

Unless we authorize otherwise, you should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this pricing supplement and the accompanying prospectus supplement and prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Pricing Supplement

FORWARD-LOOKING STATEMENTS
     Certain statements in this pricing supplement and in the accompanying prospectus supplement and prospectus and the documents incorporated by reference are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, such as the Risk Factors contained in our 2007 Annual Report on Form 10-K, the risks discussed in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, the risks discussed in this pricing supplement and accompanying prospectus supplement and prospectus under “Risk Factors,” and including the following: (a) changes in worldwide economic and political conditions that impact interest and foreign exchange rates; (b) the occurrence of slowdowns or downturns in customer markets in which Textron products are sold or supplied and financed or where we offer financing; (c) the ability to realize full value of receivables and investments in securities; (d) the ability to control costs and successful implementation of various cost reduction programs; (e) increases in pension expenses and other post-retirement employee costs; (f) the impact of changes in tax legislation; (g) the ability to maintain portfolio credit quality; (h) access to financing, including securitizations, at competitive rates; (i) access to equity in the form of retained earnings and capital contributions from Textron; (j) uncertainty in estimating contingent liabilities and establishing reserves tailored to address such contingencies; (k) the launching of significant new products or programs which could result in unanticipated expenses; and (l) risks and uncertainties related to acquisitions and dispositions.
CERTAIN DEFINED TERMS
     References in this pricing supplement and in the accompanying prospectus supplement and prospectus to “U.S. dollars,” “U.S.$,” or “dollar” are to the lawful currency of the United States, and references in this pricing supplement to “pesos” or “MXN” are to the lawful currency of Mexico. All references to “Mexico” contained in this pricing supplement mean the United Mexican States. Terms used but not defined in this pricing supplement shall have the same meanings given to them in the accompanying prospectus supplement and prospectus.
     In this pricing supplement, unless otherwise stated or the context otherwise requires, the terms “we,” “our,” “ourselves” and “us” refer to Textron Financial Corporation and its consolidated subsidiaries.
NOT AN OFFER IF PROHIBITED BY LAW
     The distribution of this pricing supplement and the accompanying prospectus supplement and prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this pricing supplement and the accompanying prospectus supplement and prospectus, you should observe any applicable restrictions. This pricing supplement and the accompanying prospectus supplement and prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country which prohibits the offering of the Notes. For more information, see “Underwriting—Foreign Selling Restrictions” in this pricing supplement.

SUMMARY OF THE OFFERING
     This summary highlights selected information from this pricing supplement and the accompanying prospectus supplement and prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus. In this portion of this pricing supplement, the terms “we,” “our,” “ourselves” and “us” refer only to Textron Financial Corporation and not to any of its consolidated subsidiaries.
The Notes
     We are offering MXN            principal amount of floating rate notes due         . The Notes will bear interest for each Interest Period at a rate equal to the TIIE Rate plus           % per annum, payable in arrears every 28 days as described in this pricing supplement. Interest on the Notes will accrue from            , 2008 and will be calculated on the basis of a 360 day year and the actual number of days elapsed in the relevant Interest Period. See “Description of the Notes—Payment of Principal and Interest.”
     The Notes will be issued in minimum denominations of MXN 1,000,000 principal amount and integral multiples of MXN 1,000,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of a common depositary for Euroclear and Clearstream.
     Other than to the extent described under “Description of the Notes—Redemption for Tax Reasons,” we do not have any right to redeem the Notes prior to maturity.
Payment Currency
     Payment of principal, interest, additional amounts and any other amounts due in respect of the Notes will be made in Mexican pesos, except in circumstances as set forth under “Description of the Notes—Payment Currency.”
Additional Amounts
     We will make all payments on the Notes without withholding or deduction for any taxes, assessments or other governmental charges unless required by law. In the event any United States taxes or other charges are imposed on payments on the Notes, we will pay additional amounts in the manner and to the extent described under “Description of the Notes—Payment of Additional Amounts.”
Redemption for Tax Reasons
     If as a result of the changes in United States tax law described under “Description of the Notes—Redemption for Tax Reasons” we are required to pay additional amounts in respect of the Notes, we will have the right to call the Notes, in whole but not in part, upon at least 30 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest, including any additional amounts, to the date of redemption.
Listing
     An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange.

Rating
     The Notes are expected to be rated “A-” by Fitch Ratings Ltd. (“Fitch”), “A-” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) and “A3” by Moody’s Investors Service (“Moody’s”). A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.
Form and Settlement
     We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Except as described herein, the global notes will not be exchangeable for Notes in certificated form, and will not be issued in certificated form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. Ownership of beneficial interest in the Notes will be limited to persons who are participants in Euroclear and Clearstream (including Indeval) and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement.”
Further Issues
     We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities comprising our Medium-Term Notes, Series F, with the same terms and conditions as the Notes in all respects, except for the issue date, the issue price and the first payment of interest thereon, so that such further issue shall be consolidated and form a single issue of our Medium-Term Notes, Series F, with the Notes.
Delivery of the Notes
     We expect to make delivery of the Notes, against payment on or about      , 2008, which we expect will be the fourth business day following the date of this pricing supplement, referred to as “T+4.” You should note that initial trading of the Notes may be affected by the T+4 settlement. See “Underwriting—Delivery of the Notes.”

RISK FACTORS
     In addition to the other information contained elsewhere or incorporated by reference in this pricing supplement and in the accompanying prospectus supplement and prospectus, you should carefully consider the following risk factor, as well as the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 29, 2007 before you decide to invest in the Notes. Some factors in these sections are forward-looking statements. For a discussion of those statements and of other factors for investors to consider, see “Forward-Looking Statements.”
If the Mexican Peso Depreciates Against the U.S. Dollar, the Effective U.S. Dollar Yield on the Notes Will Decrease Below the Interest Rate on the Notes, and the Amount Payable at Maturity May Be Less Than Your Investment, Resulting in a Loss to You
     Exchange rates between the U.S. Dollar and the Mexican peso have varied significantly from year to year and period to period. Historical peso/U.S. Dollar exchange rates are presented under “Exchange Rates” in this pricing supplement. Mexican governmental policies or actions or political or economic developments in Mexico or elsewhere could lead to significant and sudden changes in the exchange rate between the peso and the U.S. Dollar. If the Mexican peso depreciates against the U.S. Dollar, the effective yield on the Notes measured in U.S. Dollars will decrease below the interest rate on the Notes and the amount payable on the Notes at maturity in Mexican pesos may be less than your U.S. Dollar investment, resulting in a loss to you. Depreciation of the Mexican peso against the U.S. Dollar may also adversely affect the market value of the Notes.

USE OF PROCEEDS
     We will use the net proceeds to repay outstanding commercial paper balances. Our outstanding commercial paper, as of April 30, 2008, had a weighted average yield of 3.15% and a weighted average maturity of 14.2 days.
EXCHANGE RATES
     Since December 22, 1994, Mexico has maintained a floating exchange rate policy, with Banco de México (Mexico’s central bank) intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.
     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	High	Low	Average[1]	Period End
Period
2003	11.4063	10.1130	10.8463	11.2420
2004	11.6350	10.8050	11.3095	11.1540
2005	11.4110	10.4135	10.8680	10.6275
2006	11.4600	10.4315	10.9023	10.7995
2007	11.2692	10.6670	10.9253	10.9169
2008:
January	10.9730	10.8190	10.9057	10.8190
February	10.8236	10.6730	10.7679	10.7263
March	10.8490	10.6300	10.7328	10.6300
April	10.6005	10.4415	10.5146	10.5101
May (through May 16, 2008)	10.5701	10.4300	10.4927	10.4300

1	Average of month-end rates, for annual periods
     On May 16, 2008, the noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York was MXN 10.4300 to U.S.$1.00.

DESCRIPTION OF THE NOTES
     The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the indenture described in the accompanying prospectus supplement and prospectus before deciding whether to invest in the Notes. We have filed the indenture as an exhibit to the registration statement of which this pricing supplement and the accompanying prospectus supplement and prospectus are a part.
     The Notes will be issued under an indenture, dated as of December 9, 1999, with The Bank of New York Trust Company, N.A. (as successor trustee to U.S. Bank National Association, as successor trustee to SunTrust Bank), as amended. The general terms of our Notes are described in the accompanying prospectus supplement and prospectus. The description in this pricing supplement further adds to that description or, to the extent inconsistent with that description, replaces it.
     In this portion of this pricing supplement, the terms “we,” “our,” “ourselves” and “us” refer only to Textron Financial Corporation and not to any of its consolidated subsidiaries.
Payment of Principal and Interest
     The Notes are initially limited to MXN            aggregate principal amount and will mature on           (the “Maturity Date”).
     The Notes will bear interest for each Interest Period (as defined below) at a rate equal to the TIIE Rate (as defined below) plus      % per annum, payable in arrears on the dates set forth below (each an “Interest Payment Date”). Interest on the Notes will accrue from         , 2008. If any Interest Payment Date (other than the Interest Payment date that coincides with the Maturity Date) falls on a day that is not a business day (as defined below), then the related Interest Payment Date will be postponed to the next succeeding day that is a business day. If the Maturity Date for the Notes falls on a day that is not a business day, the payment due will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Maturity Date, and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in Mexico City, The City of New York or London are authorized or required by law, regulation or executive order to remain closed.
     We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360 day year and the actual number of days elapsed in the relevant Interest Period. We will make principal and interest payments on the Notes through an agent in London, England that we will maintain for these purposes. Initially that agent will be The Bank of New York. We may change the paying agent without prior notice to the holders of the Notes.
     The term “TIIE Rate” as used herein means the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate) for Mexican Pesos for a period of 28 days (the “Designated Maturity”) which is published in the Diario Oficial de la Federación (Official Gazette of the Federation) on the Interest Determination Date (as defined below). The rate may be replicated as set forth under the heading “TIIE” for the Designated Maturity or its equivalent as published by the Banco de México on its internet website page, http:/www.Banxico.org.mx/, or on the Reuters Screen MEX06 Page across from the caption “TIIE” for the Designated Maturity or its equivalent, in either case as of 2:00 p.m., Mexico City time, on the day that is one Mexico City Banking Day preceding the Interest Determination Date. In the event of any discrepancy between the rate published in the Diario Oficial de la Federación and the rate published by the Banco de México on its internet website page or on the Reuters Screen MEX06 Page on the day that is one Mexico City Banking Day preceding the Interest Determination Date, the rate published in the Diario Oficial de la Federación will govern. If the rate is not published in the Diario Oficial de la Federación by 11:00 a.m., Mexico City time, on the Interest Determination Date, then the rate for the relevant Interest Period will be determined as if the parties had specified MXN-TIIE-Reference Banks Rate (as defined below) as the applicable rate.
     For the avoidance of doubt, if the rate is not published in the Diario Oficial de la Federación, rates replicated by the Banco de México on its internet website page or on Reuters Screen MEX06 Page shall not be valid.
     “MXN-TIIE-Reference Banks Rate” means the rate for the relevant Interest Period determined on the basis of mid-market cost of funds of the Reference Banks for MXN for a period of the Designated Maturity commencing on the relevant Interest Determination Date and in a representative amount at approximately 11:00 a.m., Mexico City time. The Calculation Agent (as defined below) will request the principal Mexico City office of each of the Reference Banks to provide a quotation of its rate. If at least two quotations are provided, the rate for that Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the rate for the relevant Interest Period will be determined by the Calculation Agent in its sole and absolute discretion using such publicly available source or sources as it may consider appropriate and in accordance with standard market practice.
     “Reference Banks” means the four leading banks in the Mexican interbank market, as determined by the Calculation Agent in its sole and absolute discretion.
     “Interest Determination Date” means the first day of the relevant Interest Period.
     “Interest Period” refers to the period from and including      , 2008 to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date.
     “Interest Payment Date” means each of the dates set forth below:
     “Mexico City Banking Day” means a day on which commercial banks are open for business, including dealing in United States dollars, in Mexico City, Mexico.
     “Reuters Screen” shall mean, when used in connection with any designated page, the display page so designated on the Reuters 3000 Xtra Service or such other services or service as may be nominated as the information vendor for the purpose of displaying the specific page on that service or such other page as may replace that page on that service or such other service, in all cases for the purposes of displaying comparable rates in succession thereto.
     The Bank of New York Trust Company, N.A. will serve as the “Calculation Agent” for the Notes. In the absence of willful default, bad faith or manifest error, the Calculation Agent’s determination of the TIIE Rate and its calculation of the applicable interest rate for each Interest Period will be final and binding. The Calculation Agent will make available the interest rates for current and preceding Interest Periods by delivery of such notice through such medium as is available to participants in Euroclear and Clearstream, or any successor thereof, and in accordance with such applicable rules and procedures as long as the Notes are held in global form. In the event that the Notes are held in certificated form, the interest rates for current and preceding Interest Periods will be published in the manner described below under “—Notices”. We have the right to replace the Calculation Agent with the office of another leading commercial bank or investment bank in London or New York. If the appointed office of the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or fails to determine the interest rate for any Interest Period, we have a duty to appoint the office of such other leading commercial bank or investment bank in London or New York as may be approved in writing by the trustee.
Payment Currency
     Payment of principal, interest, additional amounts and any other amounts due in respect of the Notes will be made in MXN (without any conversion of amounts due into U.S. dollars) unless any of the circumstances described in the following paragraph occur.
     If, at the time any payment of principal, interest, additional amounts and any other amounts in respect of the Notes is due (each a “Required Payment”), the MXN is no longer (i) used by the government of Mexico for the payment of public and private debts or (ii) used for settlement of transactions by public institutions in Mexico or within the international banking community or (iii) expected to be available, as a result of circumstances beyond our control, we shall be entitled to satisfy our obligations in respect of such Required Payment by making such Required Payment in U.S. Dollars (the “Alternative Payment Amount”), on the basis of the USD/MXN bid-spot foreign exchange rate, expressed as the number of U.S. Dollars (or part thereof) as of 12:30 p.m. (New York time) on the second business day prior to the relevant date of payment, for which one MXN could be purchased as quoted on Reuters screen <MXN=D2> (or its successor page for the purpose of displaying such rates) or, if such rate is not available on such second business day, on the basis of the rate most recently available prior to such second business day. Any payment made under such circumstances in U.S. Dollars will constitute valid payment and will not constitute a default in respect of the Notes. Our communications, opinions and decisions given, expressed, made or obtained by us hereunder shall be in our sole discretion and shall (in the absence of manifest error, willful default or bad faith) be conclusive for all purposes and binding on us, the trustee, the paying agents and the holders of the Notes. By acceptance thereof, purchasers of the Notes will be deemed to have acknowledged and agreed to, and to have waived any and all actual or potential conflicts of interest that may arise as a result of, the calculation of the Alternative Payment Amount by us.
Payment of Additional Amounts
     We will make all payments on the Notes without withholding or deduction for any taxes, assessments or other governmental charges unless required by law. In the event any United States taxes or other charges are imposed on payments on the Notes, we will pay to the holder of any Note who is a United States alien (as defined below) such additional amounts as may be necessary so that the net amounts of the principal and interest on the Notes receivable by a United States alien after withholding or deduction of any such tax, assessment or governmental charge will equal the amounts of principal and any interest which would have been receivable on a Note if there were no such withholding or deduction of tax, assessment or governmental charge. We will not pay any additional amounts, however, with respect to:
     (1) any tax, assessment or other governmental charge which would not have been so imposed but for (a) the existence of any present or former connection between the holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or holder of a power over, the holder, if the holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder of, or holder of a power) being or having been a citizen or resident of the United States or treated as a resident of the United States or being or having been engaged in a trade or business in the United States or being or having been present in the United States or having or having had a permanent establishment in the United States, or (b) the holder’s present or former status as a personal holding company or foreign personal holding company or controlled foreign corporation or passive foreign investment company for United States federal income tax purposes or as a corporation which accumulates earnings to avoid United States federal income tax or as a private foundation or other tax-exempt organization;
     (2) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of the Note for payment on a date more than 10 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
     (3) any estate, inheritance, gift, sales, transfer, personal property or excise tax or any similar tax, assessment or governmental charge;
     (4) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments in respect of principal of or any interest on any Note;
     (5) any tax, assessment or other governmental charge imposed on interest received by a holder or beneficial owner of a Note who actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or is a bank that acquired a Note in consideration of an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;
     (6) any tax, assessment or other governmental charge imposed as a result of the failure to comply with (a) certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Note, if such compliance is required by statute, or by regulation of the United States Treasury Department, as a precondition to relief or exemption from such tax, assessment or other governmental charge (including backup withholding) or (b) any other certification, information, documentation, reporting or other similar requirements under United States income tax laws or regulations that would establish entitlement to otherwise applicable relief or exemption from such tax, assessment or other governmental charge;
     (7) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, or any interest on any Note, if the payment can be made without such withholding by at least one other paying agent; or
     (8) any combination of items (1), (2), (3), (4), (5), (6) or (7).
     Furthermore, we will pay no additional amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Note if a settlor or beneficiary with respect to such fiduciary or a member of such partnership or a beneficial owner of the Note would not have been entitled to payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Notes.
     Except as specifically provided under this heading and below under “—Redemption for Tax Reasons,” we will not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.
     The term “United States alien” means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership, one or more of the members of which is a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

Redemption For Tax Reasons
     We can redeem the Notes before their maturity, in whole but not in part, if, at any time after the date of issuance of the Notes, as a result of:
•	any amendment to, or change in, the laws, including any regulations or rulings promulgated thereunder, of the United States or any political subdivision or taxing authority; or

•	any change in, or amendment to, the application or official interpretation of such laws, regulations or rulings including any proposals for change, amendment or application or interpretation of such laws, regulations or rulings;
where the amendment or change becomes effective after the date of this pricing supplement, or which proposal is made after such date, or as a result of any action taken by any taxing authority of the United States which action is taken or becomes generally known after such date, or any commencement of a proceeding in a court of competent jurisdiction in the United States after such date, whether or not such action was taken or such proceeding was brought with respect to us, we become, or will become, obligated to pay any additional amounts as provided above under “—Payments of Additional Amounts” (a “tax event”) in respect of the Notes.
     Before we can redeem the Notes, we must deliver to the trustee at least 45 days prior to the date fixed for redemption:
•	a written notice stating that the Notes are to be redeemed, specifying the redemption date and other pertinent information; and

•	an opinion of independent legal counsel to the effect that, as a result of a tax event, we have or will become obligated to pay any additional amounts in respect of the Notes.
     We will give you at least 30 days’, but not more than 60 days’, notice before any redemption of your Notes. On the redemption date, we will pay you 100% of the principal amount of your Note, plus any accrued and unpaid interest, including any additional amounts, to the redemption date.
     We may not redeem the Notes prior to maturity other than for tax reasons. At maturity, we will redeem the Notes at par.
Denomination
     The Notes will be issued in minimum denominations of MXN 1,000,000 principal amount and integral multiples of MXN 1,000,000 in excess thereof.
Form and Registration
     We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. The global notes will not be exchangeable for Notes in certificated form, and will not be issued in certificated form, unless (a) Euroclear or Clearstream is unwilling or unable to continue as the depositary for the notes, (b) an event of default occurs with respect to the Notes or (c) we determine, in our sole discretion, not to have the Notes represented by a global note. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream (including Indeval), will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. Ownership of beneficial interests in the Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-

entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream.”
     The trustee will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.
     Copies of the indenture are available for inspection during normal business hours by the Noteholders at the offices of the trustee, currently located at 222 Berkeley Street, Boston, Massachusetts 02116.
Notices
     While the Notes are represented by the global note deposited with the common depositary for Euroclear and Clearstream, notices to holders may be given by delivery to Euroclear and Clearstream, and such notices will be deemed to be given on the date of delivery to Euroclear and Clearstream. The trustee will also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.
     Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.
Listing
     An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange.

CLEARANCE AND SETTLEMENT
     We have obtained the information in this section from sources we believe to be reliable, including Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures, nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.
Introduction
   Euroclear and Clearstream
     Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial global institutions such as underwriters, securities brokers and dealers, banks and trust companies. The underwriter participating in this offering is a participant in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.
   Ownership of Notes through Euroclear and Clearstream
     We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Beneficial interests in the Notes can only be held in the form of book-entry interests through Euroclear/ Clearstream participants (including Indeval), or indirectly through organizations that are Euroclear/ Clearstream participants in such systems. Owners of book-entry interests in the Notes will receive payments relating to their Notes in Mexican pesos.
     We and the trustee generally will treat the registered holder of the Notes, initially The Bank of New York Depository (Nominees) Limited, as the absolute owner of the Notes for all purposes. Once we and the trustee make payments to the registered holder, we and the trustee will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including Euroclear, Clearstream and their respective Euroclear/Clearstream participants, to exercise any of the rights granted to holders of Notes.
   Indeval
     Holders of the Notes may own beneficial interests in the global notes through the facilities of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) in Mexico, which is a participant in each of Clearstream and Euroclear. Indeval is a privately owned securities depositary that is authorized and acts as a clearinghouse, depositary and central custodian for securities in Mexico. As such, Indeval provides settlement and transfer services and is the registration agent for Mexican securities transactions, eliminating the need for physical transfer of securities. Holders who own beneficial interests in the Notes through Indeval may be required to certify as to their residency in accordance with the procedures of Indeval.

UNITED STATES TAX CONSIDERATIONS
     For a summary of the U.S. federal income tax consequences to holders of Notes who are Non-U.S. Holders and U.S. Holders, see “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement.

UNDERWRITING
     We and Merrill Lynch International (the “Underwriter”) have entered into a Terms Agreement dated         , 2008 (the “Terms Agreement”) with respect to the Notes pursuant to the Distribution Agreement (together with the Terms Agreement, the “Distribution Agreement”) relating to our Medium Term Notes, Series F. Subject to the terms and conditions set forth in the Distribution Agreement, we have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from us, MXN            aggregate principal amount of Notes.
     Under the terms and conditions of the Distribution Agreement, if the Underwriter takes any of the Notes, then the Underwriter is obligated to take and pay for all of the Notes.
     The Underwriter initially proposes to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriter may from time to time vary the offering price and other selling terms.
     The Notes are a new class of securities with no established trading market. The Notes are expected to be offered to the public in the United Kingdom pursuant to an exemption under applicable rules of the Financial Services and Markets Act 2000, as amended (the “FSMA”). An application will be filed to list the Notes on the International Quotation System (Sistema Internacional de Cotizaciones) of the Mexican Stock Exchange and, upon obtaining such listing, the Notes may be purchased by certain institutional investors in Mexico pursuant to the provisions of the Mexican securities market law.
     We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriter may be required to make in respect of any such liabilities.
     In connection with this issue, the Underwriter (or any person acting on its behalf) may overallot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Underwriter (or any person acting on its behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the closing date and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment shall be conducted in accordance with all applicable laws and rules.
     The amount of net proceeds is MXN            after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering, to be paid by us, are estimated to be approximately MXN 1,037,500.
Delivery of the Notes
     We expect to make delivery of the Notes, against payment on or about      , 2008, which we expect will be the fourth business day following the date of this pricing supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this pricing supplement, because the Notes will initially settle in T+4, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions
     The Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:
   Mexico
     The Notes have not been registered in the Mexican National Securities Registry (Registro Nacional de Valores), and therefore they are not the subject of a public offer in Mexico. Intermediation of the Notes in Mexico is subject to the restrictions of the Mexican securities market law. Any investor of Mexican nationality that purchases these Notes will do so under its own responsibility.
   United Kingdom
     The Underwriter has represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.
   The Netherlands
     The Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
   Japan
     The Underwriter has represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.
   Hong Kong
     The Underwriter has represented and agreed that:
•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.
   Singapore
     The Underwriter has represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289, of Singapore (the “SFA”). Accordingly, the Underwriter represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
     The Underwriter further has represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:
     (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
     (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:
     (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;
     (2) where no consideration is given for the transfer; or
     (3) by operation of law.
Other Relationships
     In the ordinary course of their respective businesses, the Underwriter and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriter and/or its affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Textron Financial Corporation
MXN     Floating Rate Notes due

PRICING SUPPLEMENT

Merrill Lynch & Co.
, 2008